As filed with the Securities and Exchange Commission on August 26, 2005.

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                 Amendment No. 2
                                       to
                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              --------------------

                              DELCATH SYSTEMS, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                              --------------------

            Redeemable Common Stock Purchase Warrants Issued in 2000
                         (Title of Class of Securities)

                              --------------------

                                    24661P112
                      (CUSIP Number of Class of Securities)

                              --------------------

                                   M. S. Koly
                      President and Chief Executive Officer
                              Delcath Systems, Inc.
                               1100 Summer Street
                                    3rd Floor
                           Stamford, Connecticut 06905
                                 (203) 323-8668

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                              --------------------

                                     Copies
                                       to:
                                 Paul G. Hughes
                               Murtha Cullina LLP
                               Two Whitney Avenue
                                  P. O. Box 704
                        New Haven, Connecticut 06503-0704
                                 (203) 772-7726

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
    Transaction Valuation*                           Amount of Filing Fee
           $324,000                                        $ 64.80
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee under Rule 0-11(a)(4) based on the last sale of the Redeemable Common Stock Purchase Warrants issued by the filing person in 2000 on July 7, 2005 of $0.27 per warrant.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:       $64.80

          Form or Registration No.:     Schedule TO-I (File No. 5-60851)

          Filing party:                 Delcath Systems, Inc.

          Date filed:                   July 13, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| third party tender offer subject to Rule 14d-1.

     |X| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

--------------------------------------------------------------------------------

     This Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO (this "Amendment No. 2 to the Schedule TO") relates to an offer by Delcath Systems, Inc., a Delaware corporation (the "Company"), to exchange any or all of the Company's 1,200,000 outstanding Redeemable Common Stock Purchase Warrants that it issued in connection with its initial public offering in 2000 (the "2000 Warrants") for the Company's 2005 Redeemable Common Stock Purchase Warrants - Series A (the "Exchange Warrants") upon the terms and subject to the conditions contained in the Offer to Exchange dated July 13, 2005 (the "Offer to Exchange") and the related Letter of Transmittal (collectively, the "Exchange Offer") which are filed as exhibits to this Schedule TO. The Company has extended the Expiration Date of the Exchange Offer to 5:00 p.m., New York time, on September 9, 2005. Terms used herein that are defined in the Offer to Exchange are used herein as so defined.


     This Amendment No 2 to the Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

     The information under the caption "Summary of the Exchange Offer" in the Exchange Offer includes the information required by Item 1001 of Regulation M-A and is incorporated herein by reference. Terms used herein which are defined in the Exchange Offer are used herein as defined in the Exchange Offer.

Item 2. Subject Company Information

     The information required by Item 1002(a) of Regulation M-A is contained on the cover page of the Offer to Exchange and is incorporated herein by reference.

     The information required by Item 1002(c) of Regulation M-A is contained in the Offer to Exchange under the caption "Market Values of the 2000 Warrants" and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person


     The information required by Item 1003(a) of Regulation M-A is contained on the cover page of the Offer to Exchange or under the caption "Interests of Certain Persons in the Exchange Offer" in the Offer to Exchange and is incorporated herein by reference.


     There is no other person who may be deemed to control the Company, and there is no other corporation or other person ultimately in control of the Company.

Item 4. Terms of the Transaction


     The information required by Item 1004(a) of Regulation M-A contained in the Offer to Exchange on the cover page and under the captions "Summary of the Exchange Offer," "The Exchange Offer" and "Federal Income Tax Consequences of the Exchange Offer" is incorporated herein by reference with the following modifications:

     The last sentence under "MARKET FOR THE EXCHANGE WARRANTS" in the "SUMMARY" section of the Offer to Exchange is hereby replaced by the following:

          The Company has filed an application to list the Exchange Warrants on the Nasdaq SmallCap Market. The Company has no reason to believe that the Exchange Warrants will not qualify for such listing.

     The first sentence of the fifth paragraph under "THE EXCHANGE OFFER - Procedure for Tendering 2000 Warrants" in the Offer to Exchange is hereby modified to read in its entirety as follows:

               The Exchange Warrants will be issued and mailed promptly after the Expiration to those holders of 2000
          Warrants who have taken the steps necessary to accept the Exchange Offer by the Expiration Date.

     The sixth paragraph under "THE EXCHANGE OFFER - Procedure for Tendering 2000 Warrants" in the Offer to Exchange is hereby amended to read in its entirety as follows:

               Notwithstanding any other provision of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Warrants for, any 2000 Warrants and may terminate the Exchange Offer if at any time before the acceptance of those 2000 Warrants for exchange or the exchange of the Exchange Warrants for outstanding 2000 Warrants, it is determined that the Exchange Offer violates any applicable law or applicable interpretation thereof by any federal or state regulatory agency. If a condition to the Exchange Offer is not satisfied but the Company determines to proceed with the Exchange Offer, such determination will constitute a waiver by the Company of such condition.

     The section in the Offer to Exchange captioned "FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER" is hereby amended to read in its entirety as follows:

              FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

     The following is a summary of the material U.S. federal income tax consequences relating to:

          o    the exchange of 2000 Warrants for Exchange Warrants; and

          o the ownership, disposition, redemption and expiration of the Exchange Warrants.

     This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated under the Code, and administrative rulings, and judicial interpretations of the Code, all as in effect on the date of the Exchange Offer and all of which are subject to change, possibly retroactively. This summary is limited to U.S. Holders (as defined below) that are entitled to exchange 2000 Warrants for the Exchange Warrants pursuant to the Exchange Offer. This summary does not address all aspects of U.S. federal income taxation that may be important to you in light of your individual circumstances, such as, for example, if you are an investor subject to special tax rules (e.g., if you are a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, a person who acquired the 2000 Warrants as compensation, an expatriate or a tax-exempt investor) or if you would hold the 2000 Warrant or Exchange Warrant or would hold a share of Common Stock acquired as a result of an exercise of the Exchange Warrant as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. In addition, this summary does not address any aspect of state, local or foreign taxation.

     For purposes of this summary, a "U.S. Holder" means a beneficial owner of the 2000 Warrants or Exchange Warrants or shares of Common Stock received upon exercise of Exchange Warrants, as the case may be, who is the owner of record thereof and is for U.S. federal income tax purposes:

          o    an individual who is a citizen or resident of the United States;

          o a corporation, or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

          o an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

          o a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.

     If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds the 2000 Warrants or Exchange Warrants, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.

     No ruling has been sought from the United States Internal Revenue Service (the "IRS") with respect to any of the tax consequences discussed below. The IRS could challenge some or all of the tax consequences described below or a court could sustain such a challenge.

     Because the tax characterization and treatment of the exchange of 2000 Warrants for Exchange Warrants is unclear, you are urged to consult with your own tax advisor regarding how you should characterize and treat the exchange of 2000 Warrants for Exchange Warrants under federal tax laws applicable to you. You are advised to consult with your own tax advisor regarding the particular tax consequences to you of the offer to exchange 2000 Warrants for Exchange Warrants and the ownership, disposition, redemption and expiration of the Exchange Warrants in light of your particular tax situation and under state, local and foreign tax laws applicable to you.

Exchange of 2000 Warrants for Exchange Warrants

     The tax treatment of a U.S. Holder's exchange of a 2000 Warrant for an Exchange Warrant is unclear. Although amendments to the Code and regulations promulgated under the Code now allow warrants to be exchanged tax-free in connection with corporate reorganizations, there has been no court decision, IRS regulation or other authoritative interpretation or guidance issued on whether an exchange of warrants may qualify as a tax-free reorganization known as a recapitalization. Generally, a recapitalization is a reshuffling of a capital structure within the framework of an existing corporation. Based upon informal conversations with IRS representatives, it appears likely the IRS would take the position that an exchange of warrants does not qualify as a tax-free reorganization known as a recapitalization because the exchange lacks the requisite concurrent transfer, exchange, or issuance of equity in the Corporation. Furthermore, even if the exchange of warrants could qualify as a tax-free reorganization, the exchange would be tax-free only to the extent the value of the warrant received does not exceed the value of the warrant surrendered. The tax consequences of the receipt of the excess value would depend upon whether it is received for services rendered, property exchanged, as a distribution to a person in the person's capacity as a shareholder, or for some other reason.

     Based upon informal conversations with IRS representatives, it appears likely the IRS would take the position that an exchange of warrants is a taxable event for federal income tax purposes. However, if the IRS were to take this position, it is not certain the IRS would prevail. Under the Code and regulations promulgated under the Code, the exchange of warrants is now treated like the exchange of securities for purposes of the corporate reorganization provisions and case law has held that the exchange of securities in the nature of debt may qualify as a tax-free reorganization known as a recapitalization.

     The exchange could be treated as a tax-free recapitalization to the extent the fair market value of the Exchange Warrant does not exceed the fair market value of the 2000 Warrant (the "Equivalent Value"). To the extent the fair market value of the Exchange Warrant exceeds the 2000 Warrant (the "Excess Value"), the Excess Value could be treated as if it were exchanged for a portion of the 2000 Warrant that has no fair market value in a tax-free or taxable exchange, or, if the U.S. Holder of a 2000 Warrant is a shareholder of the Company, as if it were distributed to the shareholder. Alternatively, the entire exchange could be treated as a taxable sale or exchange. There may be other characterizations of the exchange that the IRS could assert.

     If the exchange of the Equivalent Value portion of the Exchange Warrant for the 2000 Warrant is treated as a tax-free recapitalization, the U.S. Holder will not recognize taxable income for U.S. federal income tax purposes as a result of such exchange; the tax basis of the U.S. Holder in the Equivalent Value portion of the Exchange Warrant will be the same as the U.S. Holder's tax basis in the 2000 Warrant that is allocated to the Equivalent Value portion of the Exchange Warrant; and the holding period of the U.S. Holder in the Equivalent Value portion of the Exchange Warrant will include the holding period of the U.S. Holder in the 2000 Warrant. The tax basis of the U.S. Holder in the 2000 Warrant that is allocated to the Equivalent Value portion of the Exchange Warrant will be the portion of the U.S. Holder's tax basis that is equal to the percentage that the Equivalent Value is of the fair market value of the Exchange Warrant.

     If the exchange of the Equivalent Value portion of the Exchange Warrant for the 2000 Warrant is treated as a tax-free recapitalization, and the Excess Value portion of the Exchange Warrant is treated as if it were exchanged for a portion of the 2000 Warrant that has no fair market value, the exchange attributable to the Excess Value may not be considered a part of the tax-free recapitalization, but could be considered part of the plan of reorganization. In that event, the U.S. Holder will not recognize taxable income for U.S. federal income tax purposes as a result of the exchange attributable to the Excess Value portion of the Exchange Warrant; the tax basis of the U.S. Holder in the Excess Value portion of the Exchange Warrant will be the same as the U.S. Holder's tax basis in the 2000 Warrant that is allocated to the Excess Value portion of the Exchange Warrant; and the holding period of the U.S. Holder in the Excess Value portion of the Exchange Warrant will include the holding period of the U.S. Holder in the 2000 Warrant. The tax basis of the U.S. Holder in the 2000 Warrant that is allocated to the Excess Value portion of the Exchange Warrant will be the portion of the U.S. Holder's tax basis that is equal to the percentage that the Excess Value is of the fair market value of the Exchange Warrant (hereinafter called the "Basis in the 2000 Warrant Allocated to the Excess Value").

     If the exchange of the Equivalent Value portion of the Exchange Warrant for the 2000 Warrant is treated as a tax-free recapitalization, and the Excess Value portion of the Exchange Warrant is treated as if it were exchanged for a portion of the 2000 Warrant that has no fair market value, the exchange attributable to the Excess Value portion of the Exchange Warrant may not be considered a part of the tax-free recapitalization or the plan of reorganization. In that event, the exchange attributable to the Excess Value portion of the Exchange Warrant will be a taxable event for U.S. federal income tax purposes; the U.S Holder will have capital gain or loss in an amount equal to the difference between the Excess Value and Basis in the 2000 Warrant Allocated to the Excess Value; the capital gain or loss will be long term if the U.S. Holder's holding period in the 2000 Warrant exceeds one year at the time of the exchange; and the holding period of the U.S. Holder in the Excess Value portion of the Exchange Warrant will begin on the day after the taxable exchange.

     If the exchange of the Equivalent Value portion of the Exchange Warrant for the 2000 Warrant is treated as a tax-free recapitalization and the U.S Holder of the 2000 Warrant is a shareholder of the Company, then the Excess Value portion of the Exchange Warrant could be treated as if it were distributed to the U.S. Holder that is a shareholder of the Company. In that event, the amount of the distribution will not be includible in the U.S. Holder's gross income for U.S. federal income tax purposes; the U.S. Holder's tax basis in the stock of the Company will be allocated between the U.S. Holder's stock and the Excess Value portion of the Exchange Warrant in proportion to their fair market values on the date of distribution, except that the tax basis in the Excess Value portion of the Exchange Warrant will be zero if the Excess Value is less than 15% of the fair market value of the stock in respect of which it is issued; and the U.S. Holder's holding period in the Excess Value portion of the Exchange Warrant will include the U.S. Holder's holding period in the stock. However, under certain circumstances the distribution of the Excess Value portion of the Exchange Warrant to the U.S. Holder that is a shareholder of the Company will be treated as a distribution of property (with a fair market value equal to the Excess Value) to which Code
Section 301 applies. For example, the distribution of the Excess Value portion of the Exchange Warrant to the U.S. Holder that is a shareholder of the Company will be treated as a distribution of property to which Code Section 301 applies if the distribution (or series of distributions of which such distribution is one) has the result of an increase in the proportionate interest of the U.S. Holder in the assets or earnings and profits of the Company and the receipt by another shareholder (or holder of a warrant) of money or property in a distribution subject to Code Section 301 or 356(a)(2) (generally, a distribution of cash or property made by the Company to a shareholder with respect to stock, or cash or property received in otherwise tax-free exchanges that have the effect of a dividend), even if the receipt of the Excess Value portion of the Exchange Warrant on the one hand, and cash or property on the other hand, are unrelated, independent, not part of a plan, or separated by up to 36 months (and possibly longer if part of a plan). Because there are no current or accumulated earnings and profits of the Company, if the distribution of the Excess Value portion of the Exchange Warrant is treated as a distribution of property to which Code Section 301 applies, the U.S. Holder will have a return of the U.S. Holder's tax basis in the stock of the Company to the extent of the Excess Value; capital gain (that will be long-term capital gain if the U.S. Holder has held the stock for more than one year) to the extent the Excess Value exceeds the U.S. Holder's tax basis in the stock of the Company; a tax basis in the Excess Value portion of the Exchange Warrant that is equal to the Excess Value; and a holding period in the Excess Value portion of the Exchange Warrant that commences on the day after the distribution.

     Alternatively, the exchange of the 2000 Warrant for the Exchange Warrant could be treated as a taxable event for U.S. federal income tax purposes. In that event, the U.S. Holder will recognize taxable gain or loss for U.S. federal income tax purposes; such taxable gain or loss will be equal to the difference between the fair market value of the Exchange Warrant on the date of the exchange of the Exchange Warrant and the U.S. Holder's tax basis in its 2000 Warrant; the U.S. Holder's tax basis in the Exchange Warrant will be equal to the fair market value of the Exchange Warrant on the date of the exchange; and the U.S. Holder's holding period in the Exchange Warrant will commence on the day after the exchange. Any gain or loss recognized by the U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the 2000 Warrant for more than one year. The deductibility of capital losses is subject to limitations.

Ownership, disposition, redemption and expiration of Exchange Warrants

     The U.S. Holder generally will recognize gain or loss on the sale, exchange or redemption of an Exchange Warrant, measured by the difference between the amount realized from the sale, exchange or redemption of the Exchange Warrant, and the tax basis of the Exchange Warrant. Any gain or loss generally will be capital gain or loss and will be long-term if the U.S. Holder's holding period of the Exchange Warrant exceeds one year at the time of the sale or exchange.

     The U.S. Holder generally will not recognize taxable income on receipt of shares of Common Stock upon the exercise of the Exchange Warrants, except to the extent cash is received in lieu of a fractional share of Common Stock. Such U.S. Holder's tax basis in the shares of Common Stock so acquired will be equal to the sum of the tax basis and exercise price of the Exchange Warrants so exercised, less the portion of such tax basis, if any, allocable to any fractional share of Common Stock for which cash is received. The holding period of a share of Common Stock so acquired generally will begin with the date on which the Exchange Warrant is exercised.

     Any U.S. Holder who receives cash in lieu of acquiring a fractional share of Common Stock upon the exercise of the Exchange Warrants generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's allocable tax basis in the fractional interest for which cash was received. Any gain or loss generally will be capital gain or loss and will be long-term if the U.S. Holder's holding period in the Exchange Warrant exceeds one year at the time of the receipt of cash.

     If the U.S. Holder's Exchange Warrants have not been previously redeemed and expire in accordance with their terms without payment, the U.S. Holder will recognize a loss equal to the amount of the tax basis of the Exchange Warrants. Such expiration will be deemed a sale or exchange as of the expiration date and the loss, if any, will be a capital loss. Such capital loss will be a long-term capital loss if the U.S. Holder's holding period in the Exchange Warrant or exceeds one year at the time of expiration.

Adjustments to the Exercise Price

     Some adjustments to the exercise price of the Exchange Warrants may result in a deemed distribution taxable to U.S. Holders of Exchange Warrants if the adjustments have the effect of increasing the U.S. Holder's proportionate interest in the earnings and profits or assets of the Company.

     The information required by Item 1004(b) of Regulation M-A is contained under the caption "Interests of Certain Persons in the Exchange Offer" in the Offer to Exchange and is incorporated herein by reference.


Item 5. Past Contacts, Transactions, Negotiations and Agreements

     Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

     The information required by Item 1006(a) of Regulation M-A is included in the Offer to Exchange under the caption "Summary of the Exchange Offer" and "The Exchange Offer" and is incorporated herein by reference.

     There are no plans, proposals or negotiations that relate to or would result in any of the transactions or changed enumerated in Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration

     No funds, borrowed or otherwise, will be expended in connection with the Exchange Offer other than funds to pay expenses incurred by the Company which will be paid from the Company's working capital. The following is an estimate of the expenses incurred or to be incurred by the Company in connection with the Exchange Offer:

                    Filing fee                    $      65
                    Legal                            75,000
                    Printing and reproduction         1,000
                    Miscellaneous                       435

     All such expenses will be paid by the Company.

Item 8. Interest in Securities of the Subject Company

     (a) The information required by Item 1008(a) of Regulation M-A is contained under the caption "Interests of Certain Persons in the Exchange Offer" in the Offer to Exchange and is incorporated herein by reference.

     (b) None.

Item 9. Persons/Assets, Retained, Employed Compensated or Used

     (a) No person has been employed or retained or will be compensated to make solicitations or recommendations in connection with the Exchange Offer.

     (b) The executive officers of the Company will provide certain ministerial services in connection with the preparation and distribution of the Offer to Exchange and the issuance of Exchange Warrants for any 2000 Warrants that are exchanged in accordance with the terms of the Exchange Offer. No executive officer will receive additional compensation for providing such services.

Item 10. Financial Statements


         (a) The Company hereby incorporates by reference the financial statements included in its Annual Report on Form 10-KSB for the year ended December 31, 2004 (Commission File No. 001-16133)) and the financial statements included in its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 (Commission File No. 001-16133).

         (b) Pro forma financial information is not included herein because of the nature of the Exchange Offer.

         (c) The following summary financial information specified in Rule 1-02(bb) of Regulation S-X is provided:

                                            December 31, 2004   June 30, 2005

     Current assets .....................      $ 7,338,166      $ 5,979,886
     Furniture and fixtures, net ........           13,606           10,576
     Current liabilities.................          564,626          430,328

                                                                                   Cumulative from
                                                                                  inception (August
                                             Year Ended           Year Ended         5, 1988) to
                                         December 31, 2004    December 31, 2003   December 31, 2004

   Total costs and expenses............      $ 3,366,548         $ 2,306,352           $22,387,090
   Net loss ...........................      (3,266,332)          (2,250,411)          (21,471,943)
   Basic and diluted loss per share....           (0.28)               (0.30)

                                                                                          Cumulative From
                                                                                             Inception
                      Three Months      Three Months       Six Months        Six Months      (August 5,
                     Ended June 30,    Ended June 30,    Ended June 30,    Ended June 30,     1988) to
                          2005              2004              2005              2004       June 30, 2005

Total costs and
expenses..........     $ 674,951         $ 862,978       $ 1,641,570       $ 1,579,462      $ 24,028,660
Net loss .........      (625,084)         (826,625)       (1,540,411)       (1,536,159)      (23,012,354)
Basic and diluted
loss per share ...         (0.04)            (0.07)            (0.10)            (0.14)

     As of June 30, 2005, the book value per share of the Company's Common Stock was $0.39.


Item 11. Additional Information

     None.

Item 12. Exhibits

     Exhibit No.                     Description
     ----------                      -----------


     (a)(1)(i) Cover letter and Offer to Exchange dated July 13, 2005 (incorporated by reference to Exhibit (a)(1)(i) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(ii) Form of Letter of Transmittal (incorporated by reference to
                Exhibit (a)(1)(ii) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(iii) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(iv) Form of Letter to Clients (incorporated by reference to Exhibit
                (a)(1)(iv) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(v) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(vi) Notice of Extension of Offer to Exchange dated August 15, 2005
                (incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(vii) Notice of Extension of Offer to Exchange dated August 25, 2005.

Item 13. Information Required by Schedule 13E-3.


     Not applicable.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO is true, complete and correct.


                                           Delcath Systems, Inc.



                                           By:     /s/ M. S. Koly
                                              --------------------------------
                                                President and Chief Executive
                                                Officer


Date:  August 26, 2005

                                  EXHIBIT INDEX

     Exhibit No.                     Description
     ----------                      -----------


     (a)(1)(i) Cover letter and Offer to Exchange dated July 13, 2005 (incorporated by reference to Exhibit (a)(1)(i) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(ii) Form of Letter of Transmittal (incorporated by reference to
                Exhibit (a)(1)(ii) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(iii) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(iv) Form of Letter to Clients (incorporated by reference to Exhibit
                (a)(1)(iv) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(v) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(v) to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(vi) Notice of Extension of Offer to Exchange dated August 15, 2005
                (incorporated by reference to Exhibit (a)(1)(vi) to Amendment No. 1 to the Company's Schedule TO (File No. 5-60851)).

     (a)(1)(vii) Notice of Extension of Offer to Exchange dated August 25, 2005.